Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The following email, including attachments, was sent to various public relations agencies and reporters commencing on September 26, 2005]
Dear All,
As you know, we are restricted in what we can say to the press about the proposed acquisition of Siebel Systems by Oracle, and our spokespeople may not discuss this with the press at all. However, in order to help our key reporters writing stories on this topic, here are further resources to refer to. The industry analysts listed below will take press calls and are balanced to positive. Note that we are not authorised to circulate analyst reports directly. Please send the information below to key journalists as appropriate.
In addition, your Country Marketing Manager is working to provide you with customers and/or partners who will provide press comment — please work with them directly for your country.
Please continue to refer any questions to me (except 23-30 September inclusive), Neil Morgan or Steve Diamond.
Kind regards,
Ali
[Alison Campbell, Senior Director, EMEA Public Relations]
INFORMATION TO FORWARD TO REPORTERS:
•	Town Hall Meeting at Oracle OpenWorld
From September 19 — Listen to Charles Phillips, President of Oracle; George Shaheen, CEO of Siebel Systems; and other senior executives from Oracle and Siebel at a Town Hall Meeting discussing the anticipated benefits to customers and partners of the proposed combination of Oracle and Siebel.
A replay of the Town Hall Meeting is available at www.oracle.com/siebel.
•	Analyst reports - there are several reports available on industry analysts’ own Web sites, for example:
•	“Oracle buys Siebel” — Please see attached document titled “Nucleus_Research—Oracle_Buys_Siebel_Sept_2005.pdf”

•	The Data Warehouse Institute (Analytics focus) — http://www.tdwi.org/ — Business Intelligence News — “With The Acquisition of Siebel Systems, Oracle Corp. Just Got Even Bigger and Brawnier, 9/14/2005” or directly at http://www.tdwi.org/Publications/Newsletters/BInews/display.aspx?ID=7663. This article is also attached as a document, titled “TDWI_on_SEB-ORCL_Sept_14_2005.doc
•	Analyst contacts who will take press calls
•	Rebecca Wettemann, Nucleus Research, telephone number +1 781-416-2900 x225, Eastern Time

•	David Bradshaw, Ovum, mobile telephone number +44 7879 432 678 UK time / email address djb@ovum.com
•	Market comment document: Please see attached document titled, “Quotes_For_Intl_Press_Sept_23_2005.doc”

•	Press release: “Oracle And IBM Team Up To Certify WebSphere For Oracle Fusion Applications” available at http://www.oracle.com/corporate/press/2005_sep/ibmfinal.html . This press release is also attached as a document titled “Oracle_IBM___Press Release_Final.doc”

Oracle Agrees to Buy Siebel for $10.66 a Share
Market Comment
Continued Support for Siebel Systems Product Technology
Two years ago, Siebel announced plans to support heterogeneous platforms (J2EE and .NET), along with an increased focus on SOA. This movement to an SOA-based platform is in line with Oracle’s stated direction.
•	“First of all we intend to continue to support the existing suite of Siebel products for some time to come. Not unlike PeopleSoft, we said we are going to support the products for many, many years. So we’re doing that also with the Siebel products.”
— Larry Ellison, Oracle CEO, 9/12/05
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•	“We will embrace Siebel’s best-in-class CRM products and make the features of those products the centerpiece of our Project Fusion CRM.”
— Charles Philips, Oracle President, 9/12/05
Other industry analysts predict that there will be no negative impact to customers.
•	On 9/13/2005, a recent report by Aberdeen Group, highlighted that the transition for customers will be largely transparent.

•	Additionally, on the question of ‘what does this mean for existing Siebel customers? Beagle Research, in a report dated 9/13/2005 implies that not much will happen and that the software Siebel customers have still works and won’t expire at midnight.
Ongoing Support for Siebel applications
Oracle will seek to maintain Siebel support personnel who have experience in providing world-class support for Siebel applications and deployments. Siebel customers should notice no change in support for their applications. As evidence, Oracle was able to retain almost all of PeopleSoft’s support organization, leading to a continuation of high-levels of support for PeopleSoft applications. Siebel’s industry-leading support teams will benefit from an existing Oracle infrastructure of 6,000+ professionals leveraging 16 global support centers (source: Oracle Financial Analyst Day, NYC, and January 26th, 2005).
Siebel 7.X and earlier customers: Oracle has made numerous references to continued support of Siebel products. As support for its claims, Oracle has filed documents with the SEC that make at least 11 references to continued support of Siebel product.
“First of all we intend to continue to support the existing suite of Siebel products for some time to come. Not unlike PeopleSoft we said we are going to support the products for many, many years. So we’re doing that also with the Siebel products”
— Larry Ellison, 9/12/05

Credibility for Oracle’s statements is added through Oracle’s continued support of PeopleSoft and JD Edwards solutions.
•	“Customer investments in Oracle and Siebel CRM will be fully supported and protected. We plan to continue to provide product enhancements and support to Oracle, PeopleSoft, and JD Edwards CRM products, and we encourage our customers to continue to use, deploy, and upgrade to new versions of these products.”
- Charles Philips, 9/2005.
Finally, other industry analysts have recommended that Siebel customers not put off their current and future Siebel purchases, stating that customers will be able to maintain and upgrade existing Siebel systems, and migrate to Project Fusion only when they’re ready.
•	On 9/12/05, Paul Hammerman, Forrester Research, advised customers to not put off product upgrades that make sense for their business based on acquisition uncertainties.

•	In a report dated 9/13/05, Aberdeen Group points to Oracle’s past history with the installed bases of its acquired companies as an indication they won’t use a heavy hand to transition users from Siebel’s current installed base.

•	On 9/12/05, AMR Research, too, highlighted it expects Oracle to sell, support and enhance the current Siebel products for years as they work to incorporate Siebel’s functionality into the next — generation Fusion product line.

•	IDC, in a recent report, 9/2005, has the opinion that Oracle has already learned the lesson about “no forced marches” in terms of applications migration and advises users to rest assured that the Siebel roadmap will remain mainly intact for at least several more years.
Commitment to Siebel CRM OnDemand
In public statements by both Larry Ellison and Charles Phillips, Oracle has been very clear about its future support for Siebel CRM OnDemand. Oracle has filed documents with the SEC including at least 7 references to Oracle’s commitment to continue the Siebel CRM OnDemand product line and the opportunities it presents.
•	“I think it [Siebel CRM OnDemand] is a key part of the strategy and it was one of the key motivators for us doing this deal. We think OnDemand is going to be increasingly important. We think the Siebel OnDemand products ... are improving at a very, very rapid rate and we intend to invest in them heavily. In fact, we expect that all of the Siebel product features and functions that they have in the software products will migrate to the OnDemand products. So we think that is again a very important asset that we want to preserve and invest in as this acquisition is concluded”
- Larry Ellison, 9/12/05
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•	“Customer-facing CRM solutions help Oracle become a more important strategic solutions provider — Amplified by Oracle’s commitment to deployment flexibility, whether on promise, hosted or hybrid models”
- Oracle’s Investor presentation slides, 9/12/05

Industry Analysts agree:
•	On 9/12/05, Forrester Research, stated their opinion that Siebel’s growing OnDemand hosted offering is an attractive aspect of Siebel’s business as Oracle has not been able to yet provide a true software subscription offering to compete with pure-play SaaS vendors.

•	Additionally, in a report by Nucleus Research on 9/5/2005, Nucleus highlighted that Siebel’s recent investment in its [Siebel OnDemand] offering has strengthened its ability to compete more effectively with Salesforce.com than ever before. Nucleus is of the opinion that with Oracle promoting Siebel OnDemand Salesforce.com will face increasing competitive challenges and will be pushed for more thought leadership and best practice guidance.
Siebel Customers with IBM or Microsoft .NET Infrastructures:
Oracle has made very clear that support for existing partner technologies will continue for current and future product releases.
•	According to Charles Philips in his comments to Siebel employees on 12th Sept 2005, Oracle will announce hot-pluggable middleware at OracleWorld that will allow customers to run on WebSphere.

•	“Oracle plans to continue to support Siebel’s platform technology partners and maintain support for Siebel applications running on heterogeneous databases to serve customer needs”
- Siebel’s CEO George Shaheen in a letter to Siebel customers.
•	“Oracle plans to maintain support for Siebel applications running on heterogeneous databases to serve customers’ needs”
- Oracle Executive call script, Sept 2005, filed with SEC
•	“Siebel Systems Customer benefits:
- Continue support for Siebel’s CRM and Analytics solutions
- Maintain support for heterogeneous databases”
- Oracle Investor presentation, 12th Sept 2005

Oracle Press Release
Contact(s):

Bob Wynne	Scott Sykes
Oracle	IBM
+1.415.506.5834	+1.914.766.1561
bob.wynne@oracle.com	sykessc@us.ibm.com
Oracle And IBM Team Up To Certify WebSphere For Oracle
Fusion Applications
ORACLE OPENWORLD, SAN FRANCISCO 19-SEP-2005 Oracle and IBM have reached agreement on an initiative to enable IBM’s WebSphere products to be an additional run time environment for Project Fusion, the next generation of Oracle applications. Project Fusion is the Oracle engineering effort underway to fuse the “best of” functionality across all Oracle applications into a single, standards-based product suite.
“Open standards are key enablers for Project Fusion and Fusion Middleware,” said John Wookey, Senior Vice President, Applications Development. “The objective is to work together to ensure that our mutual customers are supported.”
Oracle previously announced support of PeopleSoft and JD Edwards applications through 2013 and will continue to support DB2 while evaluating its role in Project Fusion.
“Cooperating with Oracle on Project Fusion is good for customers and a strong recognition of WebSphere’s market presence,” said Robert LeBlanc, General Manager, WebSphere, IBM Software Group. “We’ve worked together on JD Edwards, PeopleSoft, and other similar projects, so we welcome Oracle’s Fusion applications on WebSphere.”
Discussions regarding project definition and scope have begun and the companies are assessing which areas of cooperation are most beneficial for customers and technically feasible. In areas where standards don’t yet exist, the two companies plan to jointly propose standards, continuing to involve others as necessary.
The two companies expect to show proof points along the way to WebSphere support. For instance, JD Edwards applications are already JSR 168 compliant, enabling portlets from the application to be rendered in WebSphere portal. Similarly the companies expect to enable existing Oracle applications (Oracle JD Edwards, Oracle PeopleSoft Enterprise, and Oracle E-Business Suite) to support WebSphere and Tivoli in the areas of identity management, single sign-on and directories. Both Oracle

Fusion Middleware and WebSphere will be viable middleware platforms for the Project Fusion applications.
Both Oracle and IBM are committed to delivering continued value to the thousands of Oracle applications customers who have already selected WebSphere as their middleware standard by protecting, extending and evolving their investments over time.
“Oracle views the IBM-Oracle project as one of the most important customer focused projects underway at our company,” said Oracle President Charles Phillips. “We are highly committed to a successful outcome.”
About Oracle
 Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, please visit our Web site at www.oracle.com
# # #
Trademarks
Oracle, JD Edwards, and PeopleSoft are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.
The above is intended to outline our general product direction. It is intended for information purposes only, and may not be incorporated into any contract. It is not a commitment to deliver any material, code, or functionality, and should not be relied upon in making purchasing decisions. The development, release, and timing of any features or functionality described for Oracle’s products remains at the sole discretion of Oracle.

tdwi
With The Acquisition Of Siebel Systems, Oracle Corp. Just Got Even Bigger And Brawnier
9/14/2005
By Stephen Swoyer
It’s been a long, long, long time coming (as the late George Harrison might have put it), but Oracle Corp. finally made good on its oft-floated plans to buy customer relationship management (CRM) kingpin Siebel Systems Inc.
During a teleconference with analysts, Oracle CEO Larry Ellison said that Siebel founder and Chairman Tom Siebel “and I have been talking on and off about this deal for some time.” In the end, Ellison said, Oracle’s PeopleSoft acquisition — which dragged on for nearly 18 months — convinced him to put Siebel on the backburner. “But we had to complete the PeopleSoft integration, and I said we would not do any major mergers until we had successfully completed a couple of quarters after the integration.”
Oracle’s Siebel gambit has been on-again, off-again grist for the industry’s rumor mill for at least two years. In a deposition videotaped last year for Oracle’s battle with the U.S. Justice Department, Ellison famously claimed that Mr. Siebel had offered to sell him the CRM giant. And Siebel Systems also popped up on a list of takeover targets Oracle prepared prior to the start of its contentious pursuit of the former PeopleSoft in June of 2003.
Now that it’s finally a reality, however, the $5.85 billion dollar deal has enormous ramifications for Siebel’s users, competitors, and partners.
“It was perhaps inevitable that the company founded by Tom Siebel, a renegade expatriate from Oracle, would eventually return to its roost in Redwood Shores, CA,” notes Wayne Eckerson, TDWI’s director of research and services. “From a BI perspective, this is good news for Oracle since the acquisition of Siebel gives it a rich inline and stand-alone business intelligence offering that is gaining traction in the industry. Siebel Analytics, formed around an acquisition of a small start-up company run by BI veteran Larry Barbetta, provides closed-loop analytics for each of Siebel’s packaged applications. But it also can be used independently, as a Web-based OLAP tool for dimensional analysis and dashboarding applications.”
Given the contention that attended Oracle’s grueling PeopleSoft quest, there’s bound to be concern among Siebel’s sizeable customer base about just what’s in store. Ellison — who rarely hesitates to speak bluntly — initially said that Oracle didn’t even plan to resell PeopleSoft’s products, which predictably caused an uproar among that company’s customers. By most accounts, however, Oracle has behaved as a model citizen since it concluded its PeopleSoft takeover earlier this year: the company has pledged to continue to develop the PeopleSoft and J.D. Edwards product lines through several additional iterations; has announced support roadmaps that outstrip those which PeopleSoft itself announced; and also disclosed an ambitious middleware effort (Project Fusion) to effectively integrate some of its own Oracle technologies with those of PeopleSoft and J.D. Edwards.

The CRM and analytics spaces in which Siebel is a huge player aren’t exactly bereft of competition, of course. Companies such as SAP AG, Salesforce.com, and even Microsoft Corp. might help to keep Oracle busy, lest a sizeable share of Siebel’s customers - and a beaucoup chunk of maintenance revenue — should depart for greener fields. To that end, Oracle has pledged to support Siebel’s CRM technology for the next several years. It also says that the Siebel CRM technologies will be the “centerpiece” of its own CRM strategy going forward. “We will continue to sell PeopleSoft CRM, Oracle CRM, but Siebel will be the centerpiece,” Ellison said.
There are some significant complications in the realm of partnerships, however. Siebel, for example, is very cozy with Oracle arch-competitor IBM Corp., particularly in the On Demand CRM space. Siebel is also fairly close with high-end data warehousing specialist Teradata, a division of NCR Corp., which is another Oracle arch-competitor. Siebel is a Cognos Inc. strategic technology partner, and has relationships with many other prominent BI vendors.
Why Siebel?
Why has Siebel long been the object of Oracle’s desire? For one thing, it’s impossible to discount the relationship between the two CEOs as a contributing factor — Oracle’s pursuit of the Conway-helmed PeopleSoft demonstrated as much — but Ellison cited customer demand as still another reason. “Many of our largest customers like [General Electric] have encouraged the two companies to get together,” he said.
Many Siebel customers do already have Oracle in-house, on the database tier, and Ellison’s company is fiercely competitive once it has its foot in a customer’s door. At the same time, however, a staggering number of SAP customers (one Deloitte consultant who spoke on background put the number as high as seven out of ten) also run Oracle in the database tier. In this respect, especially, Oracle’s move ratchets up the pressure on arch-competitor SAP, which must contend with a far brawnier Oracle. Ellison’s company can now trumpet the availability of best-in-breed database, human resources (HR), CRM, and analytic software in its fight with SAP.
“The combination of Siebel Analytics and Oracle’s business intelligence tools — which consist primarily of Oracle Discoverer and Oracle Reports — provide an end-to-end BI offering, even if they are not well integrated at this point,” notes Eckerson. “However, Siebel Analytics can provide the engine for Discoverer or Reports to run queries against, if desired, using SQL as a standard interface. Siebel Analytics uses Informatica under the covers to collect and transform data, so presumably the acquisition will enable the combined companies to leverage Oracle Warehouse Builder instead of Informatica and save money on OEM fees.”
Eckerson continues: “Ultimately, Siebel Analytics was a primary growth engine for Siebel packaged applications. Thus, we must look at the acquisition as being heavily driven or at least influenced by the business intelligence aims of the two companies. Thankfully, there are enough independent BI vendors still left so we don’t have to worry about innovation drying up as the industry consolidates.”
Stephen Swoyer is a technology writer based in Athens, Ga. You can contact Stephen via E-mail at swoyerse@percipient-analytics.com.

[NUCLEUS RESEARCH logo]

September 2005	Document F92
RESEARCH NOTE
 ORACLE BUYS SIEBEL
THE BOTTOM LINE
Oracle’s Siebel purchase should drive more value for customers through integrated business management applications, and deliver existing Oracle customers with more sophisticated CRM functionality. The Oracle-Siebel combination is likely to present a strong ROI message, driving shorter deployments and greater integration. Faced with the combined competition of Siebel and Oracle, SAP’s short-term challenge will be to be both more nimble and more creative in delivering and articulating its value to the marketplace.
On September 12, 2005, Oracle Corporation announced that it agreed to buy Siebel Systems, Inc. for $10.66 per share. The board of directors of Siebel has voted in favor of the transaction, and Tom Siebel agreed to vote in favor of the acquisition.
This acquisition makes a lot of sense from a technology perspective: We’ve seen that Oracle E-Business Suite offers a lot of value to customers through an integrated suite of business management applications; this move gives them even more enhanced functionality and vertical expertise from the CRM perspective.
As companies recognize the value of integrating data from multiple sources to streamline customer support and service, Oracle’s database technology and other business applications combined with Siebel’s CRM, analytics, and customer data integration technology – as well as both firms’ experience and knowledge of best practices – should bode well for customers.
WHAT HAPPENS TO ON-DEMAND
Oracle has never had a strong on-demand position; Siebel, in contrast, has invested significantly in on-demand CRM and begun to win customers away from competitors such as Salesforce.com based on vertical expertise and product roadmaps. Initially, Siebel and Oracle will need to work out arrangements with IBM (which currently hosts Siebel’s on-demand offering) to ensure the offering continues to be competitive on price. On an ongoing basis, Oracle may find it wants to add to Siebel’s on-demand CRM suite with other e-business applications (à la NetSuite) to provide those customers looking for an integrated e-business suite with an on-demand option. In the competitive space, this clearly leaves an on-demand hole is SAP’s solution offerings.

September 2005	Document F92
WHAT HAPPENS TO ENTERPRISE CRM
The acquisition is also good news for enterprise CRM customers: bringing CRM (Siebel) one step closer to the database (Oracle) and providing integrated complementary business and financial management tools can help streamline order processing, improve customer management, and reduce administrative costs. The remaining best-of-breed CRM players will be challenged to show the incremental value their solution provides over an integrated business suite.
WHAT HAPPENS TO ENTERPRISE APPLICATIONS
With this acquisition, the fight for domination of the enterprise software space narrows to three vendors: Microsoft, Oracle, and SAP. Microsoft’s collaboration with SAP shows it clearly has designs not only for its own piece of the market but in keeping Oracle out of SAP territory.
Both Siebel and Oracle point out that customers want integrated applications and one “throat to choke” when purchasing solutions, and that consolidation will deliver more value to users. This is likely good news for larger enterprises that have the leverage with their vendor of choice to drive solution improvements and development that they need; for other companies, continuing to explore solutions focused on their specific needs that can be easily integrated using .NET or other standard technologies may be a less risky strategy in the long term.
ANALYTICS: THE NEXT BATTLEGROUND
Clearly Oracle is looking to enhance and deepen the technology within its applications suite; logically, analytics should follow. It’s certainly high on Microsoft’s list, and Siebel’s analytics technology coupled with Oracle’s database and analytics technology should make it a formidable competitor in the business intelligence space. Whether SQL or Oracle or another database is your platform of choice, it’s likely the big moves that impact ROI beyond integration will be made in the BI and analytics world in the next few quarters.
CONCLUSION
This acquisition is a good move for Oracle and Siebel customers and prospects and shows the value that can be driven by tightly integrating applications and customer data to drive efficient identification, prospecting, management, and support of customers.
This puts Oracle in a strong position against SAP, which has been fighting both Oracle (on the enterprise app front) and Siebel (on the CRM front) using market share as the basis for its marketing. To remain in the game, SAP will need to be more forward-looking than reactionary in planning and articulating how it delivers value to customers – and not just point to license shipments of evidence of its strength.
This acquisition also creates some challenges for the on-demand players such as Salesforce.com. Siebel’s recent investment in product development has put it on more of a common competitive ground with Salesforce.com than ever before. With Siebel’s market position no longer under question and the Oracle pushing Siebel OnDemand, Salesforce.com will likely face increasing competitive challenges. As Salesforce.com is pushed for more thought leadership and best practices guidance
© 2005 Nucleus Research, Inc. Reproduction in whole or part without written permission is prohibited. Nucleus Research is the leader in the return on investment analysis of technology. www. Nucleus Research.com

September 2005	Document F92
– not just publicity splashes – it may find that its sales and marketing tactics can’t keep up with Larry in the enterprise market.
In short, to compete against the Oracle-Siebel combination, SAP needs to be more nimble and flexible, and Salesforce.com needs to be more measured and mature. In the PR war, SAP also needs to show that Oracle’s not the only one that can build an empire by acquiring other proven technologies. It may be time for SAP to start considering an acquisition – maybe Salesforce.com?
© 2005 Nucleus Research, Inc. Reproduction in whole or part without written permission is prohibited. Nucleus Research is the leader in the return on investment analysis of technology. www. Nucleus Research.com

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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.

Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.